Creating Our Future … Today

VIA EDGAR CORRESPONDENCE

May 24, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz, Branch Chief
Tonya Bryan, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1 Amendment No. 1 File No.: 333-166931

Dear Ms. Ravitz and Ms. Bryan:

We hereby request that the effectiveness of the above-captioned Registration Statement (File No.: 333-166931) be accelerated so that such Registration Statement will become effective on Wednesday, May 26, 2010 at 4:30 p.m., Eastern Standard Time or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to Virginia K. Sourlis, Esq., The Sourlis Law Firm, at (732) 530-9007.

Sincerely,

SMART KIDS GROUP, INC.

By:	/s/ RICHARD SHERGOLD
Richard Shergold
Chief Executive Officer, President, Chief Creative Officer and Chairman (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Canadian Office – Suite 234, 9768 - 170 Street, Edmonton, Alberta, T5T 5L4
www.smartkidsgroupinc.com